[Graphic omitted] Ahold                            Press Release

                                                   Royal Ahold
                                                   Corporate Communications



                                            Date:  September 4, 2003
                             For more information: +31 75 659 57 20






Ahold appoints Moberg and Ryopponen to
Corporate Executive Board


Zaandam, The Netherlands, September 4, 2003 -- Ahold today announced that during a General Meeting of Shareholders held in The Hague, shareholders approved the appointment of two new members of the Corporate Executive Board. Anders Moberg was appointed as President and Chief Executive Officer and Hannu Ryopponen was appointed as Chief Financial Officer.

The appointment of Anders Moberg was accepted with 97% of the votes represented in the meeting. The appointment of Hannu Ryopponen was accepted with 99% of the votes represented in the meeting.


Ahold Corporate Communications: +31.75.659.57.20










                                                Albert Heijnweg 1, Zaandam
                                                P.O. Box 3050,1500 HB Zaandam
                                                The Netherlands
                                                Phone:  +31 (0)75 659 5720
                                                Fax:    +31 (0)75 659 8302
http://www.ahold.com